Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
COUNSELOR AT LAW
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

Mail Stop 4561

September 8, 2008

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form S1/ Pre-Effective Amendment Five

File No.: 333-143602

Dear Ms. Garnett:

Enclosed is Pre-Effective Amendment Five to the above Registration Statement.  The changes are made in response to staff comments on the amended Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 20, 2008.

General

1.

We have revised “may be considered” to “shall be considered” on the prospectus cover page and all other applicable instances.

2.

The total costs incurred through June 30, 2008 are professional fees of $37,000 all of which are recorded as general and administrative expenses.

3.

We have revised Risk Factor number 27 as requested.

Selling Stockholders

4.

We have revised this section as requested to conform to presentation previously provided in Amendment 3.

Liquidity

5.

We have made the requested revisions.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

September 8, 2008

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form S1

File No.: 333-143602

Notes to Financial Statements – December 31, 2007 and 2006

Note 1 – Organization

6.

As a follow up to the telephone conversation between Gary Singer, a representative of our independent registered auditing firm, and Jessica Barberich on September 4, 2008, the estimate for future incremental costs of being a stand-alone public company has been removed from the pro forma information presented in the “Liquidity” section on page 21.  The tabular data in Liquidity is now consistent with the corresponding tabular information set forth in Note 1 to the financial statements.  We have disclosed the amount of the estimated future incremental costs of being a stand-alone public company in the Liquidity section of the MD&A to conform to the requirements of Item 303 of Regulation S-K for Liquidity to “identify any known trends or any known demands…”  The footnote does not disclose this amount because we are following the pro forma rules of Article 11 which says the “pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.”

Therefore the Liquidity section is a prospective section while the footnote is a retrospective section; regardless, the tables are now the same.

Notes to Financial Statements – March 31, 2008

Note 1 – Basis of Presentation

7.

See response to Comment 6.

Exhibit 5.1

8.

Exhibit 5.1 has been corrected.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

September 8, 2008

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form S1

File No.: 333-143602

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

AI Document Services, Inc.

Li & Company, PC